# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Beta Bionics, Inc., CIK 0001674632
CUSIP: 08659B102
Title of class of securities: Common Stock, $0.0001 par value per share (the "Shares")
Address of issuer's principal executive offices: 11 Hughes, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000909661

## Reporting persons
- Farallon Capital Management, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 595,000; sole dispositive power 0; shared dispositive power 595,000; aggregate amount beneficially owned 595,000 (1.3% of the class)
- Zone Healthcare Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital Institutional Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital Institutional Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital Institutional Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Four Crossings Institutional Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital Offshore Investors II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital (AM) Investors, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital F5 Master I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Partners, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Institutional (GP) V, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon F5 (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dapice Joshua J.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 595,000; sole dispositive power 0; shared dispositive power 595,000; aggregate amount beneficially owned 595,000 (1.3% of the class)
- Dreyfuss, Philip D.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 595,000; sole dispositive power 0; shared dispositive power 595,000; aggregate amount beneficially owned 595,000 (1.3% of the class)
- Dunn Hannah E.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 595,000; sole dispositive power 0; shared dispositive power 595,000; aggregate amount beneficially owned 595,000 (1.3% of the class)
- Gehani, Varun N.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 595,000; sole dispositive power 0; shared dispositive power 595,000; aggregate amount beneficially owned 595,000 (1.3% of the class)
- Giauque, Nicolas: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 595,000; sole dispositive power 0; shared dispositive power 595,000; aggregate amount beneficially owned 595,000 (1.3% of the class)
- Husen, Avner A.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 595,000; sole dispositive power 0; shared dispositive power 595,000; aggregate amount beneficially owned 595,000 (1.3% of the class)
- Kim, David T.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 595,000; sole dispositive power 0; shared dispositive power 595,000; aggregate amount beneficially owned 595,000 (1.3% of the class)
- Linn, Michael G.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 595,000; sole dispositive power 0; shared dispositive power 595,000; aggregate amount beneficially owned 595,000 (1.3% of the class)
- Luo Patrick (Cheng): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 595,000; sole dispositive power 0; shared dispositive power 595,000; aggregate amount beneficially owned 595,000 (1.3% of the class)
- Roberts, Jr., Thomas G.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 595,000; sole dispositive power 0; shared dispositive power 595,000; aggregate amount beneficially owned 595,000 (1.3% of the class)
- Saito Edric C.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 595,000; sole dispositive power 0; shared dispositive power 595,000; aggregate amount beneficially owned 595,000 (1.3% of the class)
- Short Daniel S.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 595,000; sole dispositive power 0; shared dispositive power 595,000; aggregate amount beneficially owned 595,000 (1.3% of the class)
- Spokes, Andrew J. M.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 595,000; sole dispositive power 0; shared dispositive power 595,000; aggregate amount beneficially owned 595,000 (1.3% of the class)
- Warren, John R.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 595,000; sole dispositive power 0; shared dispositive power 595,000; aggregate amount beneficially owned 595,000 (1.3% of the class)
- Wehrly, Mark C.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 595,000; sole dispositive power 0; shared dispositive power 595,000; aggregate amount beneficially owned 595,000 (1.3% of the class)

## Item 1. Issuer
Name of issuer: Beta Bionics, Inc.
Address of issuer's principal executive offices: 08659B102

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entity and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

(i) Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Investment Manager"), which is the investment manager of certain investment partnerships and vehicles, including the Farallon Funds (as defined in Item 4), with respect to the Shares held by the Farallon Funds; and

(ii) The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Investment Manager, with respect to the Shares held by the Farallon Funds: Joshua J. Dapice ("Dapice"); Philip D. Dreyfuss ("Dreyfuss"); Hannah E. Dunn ("Dunn"); Varun N. Gehani ("Gehani"); Nicolas Giauque ("Giauque"); Avner A. Husen ("Husen"); David T. Kim ("Kim"); Michael G. Linn ("Linn"); Patrick (Cheng) Luo ("Luo"); Thomas G. Roberts, Jr. ("Roberts"); Edric C. Saito ("Saito"); Daniel S. Short ("Short"); Andrew J. M. Spokes ("Spokes"); John R. Warren ("Warren"); and Mark C. Wehrly ("Wehrly").

Dapice, Dreyfuss, Dunn, Gehani, Giauque, Husen, Kim, Linn, Luo, Roberts, Saito, Short, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.
Citizenship: The jurisdiction of organization of the Investment Manager is set forth above. Each of the Farallon Individual Reporting Persons, other than Giauque, Luo and Spokes, is a citizen of the United States. Giauque is a citizen of France. Luo is a citizen of China. Spokes is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby as beneficially owned by the Reporting Persons are held directly by the following investment partnerships and vehicles, of which the Investment Manager is the investment manager: (i) Zone Healthcare Holdings, LLC, a Delaware limited liability company ("ZHH LLC"); (ii) Farallon Capital Partners, L.P., a California limited partnership ("FCP"); (iii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"); (iv) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"); (v) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"); (vi) Four Crossings Institutional Partners V, L.P., a Delaware limited partnership ("FCIP V"); (vii) Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership ("FCOI II"); (viii) Farallon Capital (AM) Investors, L.P., a Delaware limited partnership ("FCAMI"); and (ix) Farallon Capital F5 Master I, L.P., a Cayman Islands exempted limited partnership ("F5MI").

ZHH LLC, FCP, FCIP, FCIP II, FCIP III, FCIP V, FCOI II, FCAMI and F5MI are together referred to herein as the "Farallon Funds."
Percent of class: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Farallon Funds have the right to receive dividends from, and the proceeds from the sale of, the securities of the Issuer beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1. Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

## Signatures
- Farallon Capital Management, L.L.C.: /s/ Hannah E. Dunn, Managing Member (08/13/2026)
- Zone Healthcare Holdings, LLC: /s/ Hannah E. Dunn, Managing Member of its Manager (08/13/2026)
- Farallon Capital Partners, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/13/2026)
- Farallon Capital Institutional Partners, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/13/2026)
- Farallon Capital Institutional Partners II, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/13/2026)
- Farallon Capital Institutional Partners III, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/13/2026)
- Four Crossings Institutional Partners V, L.P.: /s/ Hannah E. Dunn, Manager of its General Partner (08/13/2026)
- Farallon Capital Offshore Investors II, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/13/2026)
- Farallon Capital (AM) Investors, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/13/2026)
- Farallon Capital F5 Master I, L.P.: /s/ Hannah E. Dunn, Manager of its General Partner (08/13/2026)
- Farallon Partners, L.L.C.: /s/ Hannah E. Dunn, Managing Member (08/13/2026)
- Farallon Institutional (GP) V, L.L.C.: /s/ Hannah E. Dunn, Manager (08/13/2026)
- Farallon F5 (GP), L.L.C.: /s/ Hannah E. Dunn, Manager (08/13/2026)
- Dapice Joshua J.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Dreyfuss, Philip D.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Dunn Hannah E.: /s/ Hannah E. Dunn, Hannah E. Dunn (08/13/2026)
- Gehani, Varun N.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Giauque, Nicolas: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Husen, Avner A.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Kim, David T.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Linn, Michael G.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Luo Patrick (Cheng): /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Roberts, Jr., Thomas G.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Saito Edric C.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Short Daniel S.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Spokes, Andrew J. M.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Warren, John R.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Wehrly, Mark C.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
Comment: Each of Farallon Partners, L.L.C., Farallon Institutional (GP) V, L.L.C., and Farallon F5 (GP), L.L.C. has executed this statement in Mill Valley, California, on behalf of itself and each fund for which it is the general partner.